                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            _________________________

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Toll Brothers, Inc.
            -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                    889478103
            -------------------------------------------------------
                                 (CUSIP NUMBER)

                                December 30, 2004
            -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /    Rule 13d-1(b)
                  /X/    Rule 13d-1(c)
                  / /    Rule 13d-1(d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing the information which would alter the disclosures provided for in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).

                               page 1 of 5 pages

                                  SCHEDULE 13G

========================                                ========================
  CUSIP No. 889478103                                      page 2 of 5 pages
========================                                ========================

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS: WENDY TOLL TOPKIS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP or PLACE OF ORGANIZATION United States
--------------------------------------------------------------------------------
  NUMBER OF SHARES     5.   SOLE VOTING POWER                                0
    BENEFICIALLY     -----------------------------------------------------------
      OWNED BY         6.   SHARED VOTING POWER                      5,965,552
        EACH         -----------------------------------------------------------
     REPORTING         7.   SOLE DISPOSITIVE POWER                           0
    PERSON WITH      -----------------------------------------------------------
                       8.   SHARED DISPOSITIVE POWER                 5,965,552
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    5,965,552
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:                                                       [ ]
--------------------------------------------------------------------------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                7.88%(1)
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON                                            IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

========================                                ========================
  CUSIP No. 889478103                                      page 3 of 5 pages
========================                                ========================

Item 1(a).  Name of Issuer:

                     Toll Brothers, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                     250 Gibraltar Road
                     Horsham, Pennsylvania 19044

Item 2(a).  Name of Person Filing:

                     Wendy Toll Topkis

Item 2(b).  Address of Principal Business Office or, if None, Residence:

                     c/o BET Investments
                     2600 Philmont Avenue - Suite 212
                     Philadelphia, Pennsylvania 19006

Item 2(c).  Citizenship:

                     United States

Item 2(d).  Title of Class of Securities:

                     Common Stock

Item 2(e).  CUSIP Number:

                     889478103

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:  Not Applicable

            (a)      [ ] Broker or dealer registered under Section 15 of
                         the Exchange Act;

            (b)      [ ] Bank as defined in Section 3(a)(6) of the
                         Exchange Act;

            (c)      [ ] Insurance Company as defined in Section 3(a)(19)
                         of the Exchange Act;

            (d)      [ ] Investment Company registered under Section 8 of
                         the Investment Company Exchange Act;

            (e)      [ ] Investment Adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E);

                                  SCHEDULE 13G

========================                                ========================
  CUSIP No. 889478103                                      page 4 of 5 pages
========================                                ========================


            (f)      [ ] Employee Benefit Plan or Endowment Fund in accordance
                         with Rule 13d-1(b)(1)(ii)(F);

            (g)      [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

            (h)      [ ] Saving Association as defined in Section 3(b) of
                         The Federal Deposit Insurance Act;

            (i)      [ ] Church Plan that is excluded from the definition of an
                         Investment Company under Section 3(c)(14) of the Investment Company Act;

            (j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            (a) Amount beneficially owned: Ms. Topkis may be deemed the beneficial owner of 5,965,552 shares. Beneficial ownership consists of shared voting and dispositive power over 5,965,552 shares owned by The Bruce E. Toll Investment Trust, of which Ms. Topkis is the trustee. Ms. Topkis disclaims beneficial ownership of these securities and the filing of this report is not an admission that Ms. Topkis is the beneficial owner of these securities.

            (b)      Percent of Class: 7.88%(1)

            (c)      Number of shares as to which such person has:

                     (i)      Sole power to vote or direct the vote: 0

                     (ii)     Shared power to vote or to direct the vote:
                              5,965,552

                     (iii) Sole power to dispose or direct the disposition of: 0

                     (iv) Shared power to dispose or to direct the disposition of: 5,965,552

Item 5.     Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

                                  SCHEDULE 13G

========================                                ========================
  CUSIP No. 889478103                                      page 5 of 5 pages
========================                                ========================

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

          The shares are held by The Bruce E. Toll Investment Trust, which has the right to receive dividends from, and the proceeds from a sale of, the shares owned by the trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        January 5, 2004
                                                    -----------------------
                                                            (Date)

                                                       Wendy Toll Topkis
                                                    -----------------------
                                                          (Signature)


                                                       Wendy Toll Topkis
                                                    -----------------------
                                                         (Name/Title)


(1) Based on 75,698,473 shares outstanding at December 15, 2004.